Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3 No. 333-205451) and related Prospectus of Global Indemnity Limited for the registration of its A ordinary shares, B ordinary shares, preferred shares, depositary shares, debt securities, warrants, stock purchase contracts and stock purchase units and to the incorporation by reference therein of our reports dated March 14, 2016, with respect to the consolidated financial statements and schedules of Global Indemnity plc, and the effectiveness of internal control over financial reporting of Global Indemnity plc, included in its Annual Report (Form 10K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, PA

November 7, 2016